Neighborhood Economic Development Advocacy Project 176 Grand Street, Suite 300, New York, NY 10013 Tel: (212) 680-5100 Fax: (212) 680-5104 www.nedap.org

Proposal #7 on Mortgage Servicing and Foreclosure Related Fair Housing and Fair Lending Reporting

The proposal has been filed by the Neighborhood Economic Development Advocacy Project (NEDAP) and Reinvestment Partners, non-profit organizations. Our organizations work with hundreds of community-based organizations and directly with homeowners facing foreclosure, and we are concerned that Wells Fargo’s mortgage servicing practices are disproportionately harming residents in communities of color. The proposal calls on the Board of Directors to conduct an independent review of the Company’s internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and to issue a report to shareholders with findings and recommendations.

Wells Fargo is the nation’s largest mortgage servicer, and has been the subject of recent and on-going investigations and litigation alleging both discrimination and widespread other improprieties in the Company’s recent mortgage servicing and foreclosure practices. There is continuing evidence that Wells Fargo’s mortgage servicing and foreclosure practices expose it to extraordinary risks, including the potential of losses from claims that its practices continue to harm black and Latino homeowners and communities disproportionately. Consider the following:

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In 2012, Wells Fargo entered into a $175 million settlement with the U.S. Department of Justice, and settled with the municipalities of Baltimore and Memphis, to compensate borrowers who were illegally steered into subprime home loans, or charged higher rates or fees, on the basis of their race or national origin.

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In 2012, Wells Fargo, along with other large banks, was the subject of a nationwide investigation into improper mortgage servicing and foreclosure practices, which resulted in a $25 billion national mortgage settlement with 49 state Attorneys General and the Department of Justice. The national mortgage settlement requires Wells Fargo to provide mortgage relief, including loan modifications with principal reduction, to homeowners across the country. The national mortgage settlement also requires Wells Fargo to provide this relief through policies that do not “discriminate against any protected class of borrowers.”  Attorneys and housing counselors working with homeowners throughout the country have raised concerns that people in communities of color are not getting a fair share of relief from Wells Fargo under the settlement.  The Company has provided no data or other information to demonstrate that it is providing relief in a non-discriminatory manner.

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In contrast to other servicers subject to the national mortgage settlement, Wells Fargo has refused to provide any principal reduction modifications on loans that the Company services that are part of a private label securitization trust.  The loans in these trusts include some of the most abusive subprime loans originated in the years leading up to the financial crash, which were heavily concentrated in communities of color.  Wells Fargo’s policy therefore exposes the Company to further risk that its provision of relief under the settlement violates fair lending and fair housing laws.

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In January 2013, Wells Fargo (and other large servicers) entered into yet another settlement with regulators regarding widespread problems with its loan modification and foreclosure practices, this time with the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System.  Under the terms of this settlement, Wells Fargo must provide additional relief, including through the provision of loan modifications, to borrowers who were harmed by deficient and illegal loan modification and foreclosure practices. The settlement requires that Wells Fargo provide relief in a manner that does not “discriminate against any protected class of borrowers.”

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A series of comprehensive surveys of foreclosure prevention counselors by the California Reinvestment Coalition, including one in 2013, found that in California (home to nine out of the ten metropolitan areas with the highest foreclosure rates in the nation), homeowners of color are more likely than white homeowners to be affected by improper mortgage servicing and foreclosure practices.  In the 2013 survey, the majority of counselors cited Wells Fargo as the servicer that is “most difficult to work with.”  The survey also found widespread violations of the standards set out in the national mortgage settlement, including by Wells Fargo.1

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In 2012, the National Fair Housing Alliance filed a fair housing complaint against Wells Fargo after an undercover investigation of Wells Fargo’s bank-owned properties found that “foreclosed properties in White areas are much better maintained and marketed by Wells Fargo than such properties are in African-American and Latino Neighborhoods.”2

The above settlements and research findings clearly demonstrate that the Company’s loan modification, mortgage servicing and foreclosure practices continue to present serious fair housing and fair lending compliance risks.

Wells Fargo’s opposition statement argues that:

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The Company’s mortgage servicing activities are an integral component of its mortgage lending business and are already subject to extensive examination by our banking regulators, as well as internal review, for compliance with fair lending laws and regulations;

•	An additional independent review could distract from our efforts to promptly implement any compliance actions required by federal regulators following regulatory examinations; and

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Given the breadth of these internal and regulatory reviews, and the scope of activities included in mortgage servicing, the Board believes that the volume and complexity of information produced by, and the time and expense needed to conduct an additional review of compliance with fair lending laws would not result in additional meaningful information for our stockholders and thus would not constitute an effective use of Company’s resources.

1 http://org2.democracyinaction.org/dia/track.jsp?v=2&c=LHkC3Z0qVJaLUQ%2BxVQ2GBAXAGf5ChGFf

2 http://www.nationalfairhousing.org/Portals/33/News%20Release%20for%20NFHA%20Wells%20Fargo%20Complaint%20120410%20Pdf.pdf

Our Rebuttal and Rationale for a YES vote follows:

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Wells Fargo’s Board of Directors has not conducted an independent review of mortgage servicing and foreclosure processes, and is instead relying on the bank’s internal review, which lacks independence.

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The SEC, in denying the Company’s efforts to exclude this proposal, explicitly rejected management’s argument that the Company’s internal review satisfies the proposal’s request for an independent review.

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Given the recent failures of risk management and oversight at Wells Fargo, the Board has a heightened responsibility to be proactive and represent to the marketplace that the Board is monitoring the performance of management in preventing discrimination in the mortgage servicing area.

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The Board of Directors is responsible for ensuring that Wells Fargo has effective policies and procedures in place to ensure that the Company is not violating anti-discrimination laws.  The potential violation of anti-discrimination laws could expose the Company to legal and reputational risks which could affect the Company’s profitability.

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Recent legal settlements with regulators only increase the need for an independent review, as they prohibit the Company from discriminating in carrying out the provision of relief under the settlements, thereby exposing the Company to further potential legal and reputational risk.

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If the Company’s internal audit team does in fact conduct “comprehensive testing relating to the internal controls and processes” for its mortgage servicing operations, including for compliance with fair lending laws, then the independent review of the Company’s internal controls that this proposal contemplates would not be the onerous or costly task that the Company claims in its arguments against this proposal.

For all of the above reasons, we believe that an independent review is necessary to reassure shareholders that the Company’s internal controls are sufficient to guard against additional extraordinary legal, regulatory and reputational risks associated with potential fair housing and fair lending violations in the Company’s mortgage servicing and foreclosure practices.

Therefore, concerned investors should vote in favor of this stockholder resolution.

Sincerely,

Josh Zinner	Peter Skillern
Co-Director	Executive Director
Neighborhood Economic Development Advocacy Project	Reinvestment Partners
(NEDAP)	Durham, North Carolina
New York City